RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2009 JUN -1 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

27th May, 2009

Exe. File No. 82-35005

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

09046285

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that the Equity shareholders of Reliance Communications Limited at the Meeting convened as per the Order of the Hon'ble High Court of Judicature at Bombay, held on 26th May, 2009 have approved the Scheme of Arrangement for transfer of Optic Fiber Division of the Company to Reliance Infratel Limited under Sections 391 to 394 of the Companies Act, 1956, with the requisite majority, both in value and number

We enclose herewith a copy of the letter and Media Release dated 26th May, 2009 sent to the Stock Exchanges in India in the matter for your information and record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl. As above.

dw 6/2

Rule File No. 82-35005

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office: - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

May 26, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Approval to the Scheme of Arrangement

Further to our letter dated 27th April, 2009, we wish to inform you that the Equity shareholders of Reliance Communications Limited at their Meeting convened as per the Order of the Hon'ble High Court of Judicature at Bombay, held on 26th May, 2009 at Rangsharda Natyamandir, K.C.Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 have approved the Scheme of Arrangement between the Company and Reliance Infratel Limited under Sections 391 to 394 of the Companies Act, 1956. The votes in favour of the resolution approving the Scheme were 99.9999% of the total votes cast at the meeting.

We would request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Exe. File No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office: - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

May 26, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We enclose herewith the Media Release being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above.

Reliance Communications
Anil Dhirubhai Ambani Group

MEDIA RELEASE

SCHEME OF ARRANGEMENT FOR DEMERGER OF OPTIC FIBER DIVISION OF RELIANCE COMMUNICATIONS LIMITED TO RELIANCE INFRATEL LIMITED APPROVED BY THE SHAREHOLDERS OF RCOM

Mumbai, May 26, 2009: The Equity shareholders of Reliance Communications Limited (RCOM) at their Meeting convened as per the Order of the Hon'ble High Court of Judicature at Bombay, held on 26th May, 2009, have approved the Scheme of Arrangement (Scheme) between RCOM and Reliance Infratel Limited for demerger of the Optic Fiber Division of RCOM to Reliance Infratel Limited under Sections 391 to 394 of the Companies Act, 1956, with the requisite majority. Reliance Infratel is the Subsidiary of RCOM.

The demerger of Optic Fiber Division of RCOM would benefit the respective companies and the stakeholders on account of:

(a) Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

(b) Segregation of the business of providing telecommunication services and the business of providing Infrastructure on a consolidated basis, thereby enabling each of the companies to concentrate on its core business activities;

(c) Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Infrastructure of Reliance Infratel Limited with other wireless service providers operating in the same field.

The said Scheme is now subject to requisite approvals and sanctions, inter-alia of Hon'ble High Court of Judicature at Bombay.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has market capitalization of around Rs 1,65,000 crore (US$ 35.1 Bn), net worth in excess of Rs 64,000 crore (US$ 13.6 Bn), operating cash flow of Rs 13,000 crore (US$ 2.8 Bn) and net profit of around Rs 8,400 crore(US$ 1.8 Bn).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 77 million including over 2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Reliance Communications Limited, Registered Office – H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710. Phone : 022- 3038 6286 Fax : 022 – 3037 6622